Mail Stop 3561

September 11, 2007

Alex Hazan, Chief Executive Officer
Royal Spring Water, Inc.
14553 Delano Street   Suite 217
Van Nuys, California 91411

    RE: **Royal Spring Water, Inc. ("the company")**
          Amendment No. 5 to Registration Statement on
          Form SB-2
          Filed August 21, 2007
          File No. 333-136850

Dear Mr. Hazan:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please expand your disclosure to include the latest material information outlined in several recent press releases.

Prospectus Cover Page

2. As previously requested, please revise your disclosure on the prospectus cover page, "Plan of Distribution" section and elsewhere as appropriate to make clear these shares will be sold at a fixed price. You may reserve the right for resales at market prices or privately negotiated prices, after the securities are quoted on the OTC BB or listed on an exchange.

Selling Shareholders, page 11

3. We note that this amendment covers the resale of up to 9,045,556 by the selling shareholders; however, the fourth (4th) paragraph in this section still shows the amount of 9,745,556 shares. Please revise.

Management's Discussion and Analysis

Plan of Operation, page 22

Proposed Milestones to Implement Business Operations, page 22

4. We refer to the list of milestones that you have accomplished from your inception through August 15, 2007 including "Negotiated and signed contracts and letter of intent with medium to large buyers (see press releases)" (emphasis added) Please insure that all material executed contracts and letters of intent have been filed as exhibits to the registration statement and that the Exhibit Index reflects this.

5. Also, please insure that the material provisions of each contract and letter of intent are outlined in the prospectus.

6. We note the disclosure that you have completed the development of a new web site. Please provide the web address.

Market for Common Equity . . . , page 27

7. Please update this information.

Press Releases, page 29

8. Please update these disclosures or confirm that they remain correct.

Part II.

Item 27. Exhibits

9. We note the indication that Exhibit 10.2, "Purchasing Agreement" and Exhibit 10.3, "Securities Purchase Agreement" were "filed herewith" but we cannot locate these exhibits. Please insure that they are properly filed in the next amendment. We may have further comment upon the review of these documents.

Closing Comments

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 Please contact Blaise Rhodes at (202) 551-3774 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 with any other questions.

                                    Sincerely,

                                    John Reynolds
                                    Assistant Director

cc: Gregg E. Jaclin, Esq.
      via fax (732) 577-1188